April 1, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Christie Wong, Jeanne Baker, Nicholas O'Leary, Margaret Sawicki

Re:	Quantumzyme Corp.
Registration Statement on Form 10-12G Filed February 3, 2025 Amendment No. 1 to Registration Statement on Form 10-12G Filed March 10, 2025 File No. 000-56725

Ladies and Gentlemen:

We are submitting this letter on behalf of Quantumzyme Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated March 21, 2025, relating to the Company’s Registration Statement on Form 10-12G (File No. 000-56725) originally filed with the Commission on February 3, 2025, as amended on March 10, 2025 (collectively, the “Filing”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter dated March 21, 2025, and the Staff’s comments are presented in italics. Additionally, the Company has amended its Registration Statement to reflect and address Staff’s comments as necessary, the Company’s Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed concurrently herewith.

Amendment No. 1 to Form 10-12G, filed March 10, 2025

Item 1. Description of Business, page 4

1. We note your revisions in response to prior comments 2 and 3. We note your disclosure that "commercialization of your enzyme will be by and through third party manufacturers, who will ultimately supply the product to the consumer, such manufacturers will be required to comply with required all governmental regulatory issues, including the FDA and similar governmental agencies." We also note that you state "initially" you will not be subject to any regulatory or compliance issues. Please revise to clarify if regulatory approval will be needed by the Company or any third party. If so, please briefly describe the regulatory approval process that your products will need to complete, including any review required by regulators for enzymes used in biopharmaceutical applications.

RESPONSE: In response to the Staff’s comment, the Company has revised the Filing, to clarify that while we will not be directly responsible for obtaining regulatory approvals, the third-party manufacturers commercializing our enzyme will be required to comply with all applicable regulatory requirements, including those set forth by the U.S. Food and Drug Administration (FDA) and similar regulatory bodies in other jurisdictions, see page 7 of the Filing for the complete revisions.

2. We note your statement on page 4: "As of the date hereof, we have engineered our first product, which is an enzyme for use in pharmaceutical API production of Ibuprofen. Specifically, our initial product is targeted at select pharmaceutical companies who produce generic drugs." We also note your statement on page 17: "We anticipate that we will file and prosecute patent applications and endeavor to maintain trade secrets in an ongoing effort to protect our intellectual property rights as we move the business forward." Please revise to state whether you have patent protection for your first product or any other products. If so, for each material patent please provide (i) the type of patent protection, (ii) the product the patent relates to, (iii) whether such patent is owned or licensed, (iv) the jurisdiction and (v) the expiration date.

RESPONSE: : In response to the Staff’s comment, the Company has revised the Filing on pages 4 and 17 to clarify that as of the date of the Filing we have no Patents, or Patent applications issued or pending.

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Item 1A. Risk Factors, page 14

3. We note your revisions in response to prior comment 4 that you pay for the use of testing facilities on an as needed basis, with no formal written agreement in place. Please also provide a separate risk factor regarding the risks associated with conducting all of your testing in these off-site locations with no formal agreements.

RESPONSE: In response to the Staff’s comment, the Company has revised the Filing to include a risk factor regarding the risks associated with conducting testing in off-site locations with no formal agreements.

4. We note that you only have one employee. Please revise to describe how you plan to accomplish your business objectives in the near-term through the efforts of your one employee, noting whether you intend to hire independent contractors or other employees. Please include risk factor disclosure regarding the risks of employing only one employee.

RESPONSE: In response to the Staff’s comment, the Company has revised the Filing to include a risk factor regarding the risks associated with employing only one employee.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 22

5. We note your statement on page 23: "Conversion of the Series A and Series B Shares is voluntary at the discretion of the holder and the Series A and Series B Preferred Stock carry other rights, preferences, and privileges customary with series of preferred stock of this nature." We also note that your controlling stockholder, who is also your CEO and President, currently holds all outstanding preferred stock. Please revise to describe the rights, preferences and privileges of your preferred stock. Refer to Item 202(a)(4) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company would point the Staff to the both the section immediately following the footnotes to the above referenced chart, captioned Control and Voting Rights of Preferred Shareholders, setting forth therights, preferences and privileges of both the Series A and Series B Preferred Stock. Additionally, we have added additional disclosure relating to the Series A and Series B Preferred Stock on page 31 of the Filing.

Exhibits

6. We note your response to prior comment 11. It appears that the Asset Purchase Agreement shown in the Exhibit Index as Exhibit 10.1 links to the Employment Agreement filed as Exhibit 10.2. Please revise or advise.

RESPONSE: In response to the Staff’s comment, the Company has included the Asset Purchase Agreement as Exhibit 10.1 to this Amendment No. 2 and the link to the Employment Agreement has been corrected to 10.2.

In response to the Staff’s comment, the Company has revised its disclosure to clarify our understanding of the existing and anticipated government regulations that may affect our business.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 954-903-7856.

Very Truly Yours,

By:	/s/ Naveen Krishnarao Kulkarni
Naveen Krishnarao Kulkarni

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